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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A
                               (AMENDMENT NO. 3)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                       ALLIED LIFE FINANCIAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                       ALLIED LIFE FINANCIAL CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  019 246 107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               WENDELL P. CROSSER

                          VICE PRESIDENT AND TREASURER
                       ALLIED LIFE FINANCIAL CORPORATION
                                701 FIFTH AVENUE
                          DES MOINES, IOWA 50391-2003
                                 (515) 280-4211
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
             AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING)

                                WITH COPIES TO:

           GEORGE T. OLESON, ESQ.                            RICHARD G. CLEMENS, ESQ.
    VICE PRESIDENT AND CORPORATE COUNSEL                         SIDLEY & AUSTIN
     ALLIED LIFE FINANCIAL CORPORATION                       ONE FIRST NATIONAL PLAZA
              701 FIFTH AVENUE                               CHICAGO, ILLINOIS 60603
        DES MOINES, IOWA 50391-2003                               (312) 853-7000
               (515) 280-4211

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     This amendment amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (as from time to time amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on June 2, 1998 by ALLIED Life Financial Corporation, an Iowa corporation (the "Company"), with respect to the tender offer by Nationwide Life Acquisition Corporation, an Ohio corporation (the "Purchaser") and a wholly owned subsidiary of Nationwide Mutual Insurance Company, an Ohio mutual insurance Company ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 10, 1998 (as may be amended from time to time, the "Schedule 14D-1"), to purchase all of the outstanding shares (the "Shares") of the common stock, no par value, of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 1998 and the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings specified in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph at the end of the Section entitled "The Merger Agreement".

     On August 31, 1998, Parent, the Purchaser and the Company entered into Amendment to the Agreement and Plan of Merger in order to, among other things, restate Section 2.4 of the Merger Agreement which deals with the Articles of Incorporation and By-Laws in effect after the Merger. A copy of the Amendment to the Agreement and Plan of Merger is filed as Exhibit 36 hereto and is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph at the end of such Item:

     On August 26, 1998, the policyholders of ALLIED Mutual voted in support of the Mutual Merger and thereby satisfied a condition to the Offer.

     Parent and the Purchaser have extended the expiration date of the Offer until 5:00 p.m. (New York City time) on Wednesday, September 30, 1998.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 36. Amendment to Agreement and Plan of Merger, dated August 31, 1998, by and among Parent, the Purchaser and the Company (incorporated by reference to Exhibit (c)(6) to the Schedule 14D-1).
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ALLIED Life Financial Corporation

                                          By:    /s/ WENDELL P. CROSSER

                                            ------------------------------------
                                            Wendell P. Crosser
                                            Vice President and Treasurer

Dated: September 4, 1998